Exhibit 8.1

                              List of Subsidiaries
                              --------------------

         The following is a list of the significant subsidiaries of CEMEX, S.A. de C.V. as of December 31, 2004, including the name of each subsidiary and its country of incorporation:


         CEMEX Mexico, S.A. De C.V.......................... Mexico
         Empresas Tolteca De Mexico, S.A. De C.V............ Mexico
         Centro Distribuidor De Cemento, S.A. De C.V........ Mexico
         CEMEX International Finance Company................ Ireland
         CEMEX Trademarks Holding Ltd....................... Switzerland
         CEMEX Trademarks Worldwide Ltd..................... Switzerland
         Mexcement Holdings, S.A. De C.V.................... Mexico
         Sunward Acquisitions N.V........................... Netherlands
         Sunward Holdings  B.V.............................. Netherlands
         New Sunward Holding B.V............................ Netherlands
         CEMEX Espana, S.A.................................. Spain
         CEMEX Caracas Investments B.V...................... Netherlands
         CEMEX Colombia, S.A................................ Colombia
         CEMEX Corp......................................... United States (DE)
         CEMEX, Inc......................................... United States (LA)
         CEMEX Hungary Kft.................................. Hungary